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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------

                                 SCHEDULE 13G/A

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)

                         SpeechWorks International, Inc.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   8764M 10 1
                                -----------------
                                 (CUSIP Number)

                        ---------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

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---------------------                                      ---------------------
 CUSIP No. 8764M 10 1            13G                         Page 2 of 6 Pages
---------------------                                      ---------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Michael S. Phillips

--------------------------------------------------------------------------------
                                                               (a)   [_]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

            Inapplicable                                     (b)   [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

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                                5.     SOLE VOTING POWER
                                               1,574,431

            NUMBER OF           ------------------------------------------------
             SHARES             6.     SHARED VOTING POWER
          BENEFICIALLY                          ----
            OWNED BY            ------------------------------------------------
              EACH              7.     SOLE DISPOSITIVE POWER
            REPORTING                           1,574,431
             PERSON             ------------------------------------------------
              WITH              8.     SHARED DISPOSITIVE POWER
                                                ----
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,574,431 shares (includes 43,750 shares of Common Stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2001).

--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES       [_]
         CERTAIN SHARES*
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     4.9%

--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
                     IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







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CUISIP No. 8764M 10 1      13G                       Page 3 of 6 Pages



Item 1(a).        Name of Issuer:

                  SpeechWorks International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  695 Atlantic Avenue, Boston, MA  02111

Item 2(a).        Name of Person Filing:

                  Michael S. Phillips

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Mr. Michael S. Phillips
                  c/o SpeechWorks International, Inc.
                  695 Atlantic Avenue
                  Boston, MA 02111

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e).        CUSIP Number:

                  8764M 10 1

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Inapplicable

Item 4.           Ownership.*

                    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                   (a)   Amount Beneficially owned:



----------
* As of December 31, 2001



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CUISIP No. 8764M 10 1      13G                       Page 4 of 6 Pages



                               1,574,431 shares (includes 43,750 shares of Common Stock subject to options held by Mr. Phillips that are exercisable within 60 days of December 31, 2001)

                      (b)      Percent of class:   4.9%

                      (c)      Number of shares as to which such person has:

                               (i) Sole power to vote or to direct the
                                   vote: 1,574,431

                              (ii) Shared power to vote or to direct the vote:
                                   0

                             (iii) Sole power to dispose or to direct the
                                   disposition of:
                                   1,574,431

                              (iv) Shared power to dispose or to direct the
                                   disposition of:
                                   0

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  Inapplicable

Item 7.           Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Inapplicable

Item 8.           Identification and Classification of Members of the Group.

                  Inapplicable

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CUISIP No. 8764M 10 1      13G                       Page 5 of 6 Pages



Item 9.           Notice of Dissolution of Group.

                  Inapplicable

Item 10.          Certifications.

                  Inapplicable

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CUISIP No. 8764M 10 1      13G                       Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        /s/ Michael S. Phillips
                                       ----------------------------------
                                       Michael S. Phillips

                                       February 13, 2002
                                       ----------------------------------
                                       Date